UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
August 26, 2009
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑           Form 40-F ☐
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐          No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-          .)

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED

By:	/s/ Stuart MacKenzie

Name	Stuart MacKenzie
Title:	Group Secretary & General Counsel

Date:	August 26, 2009

Financial Performance and Operating Highlights

•	Record underlying profit* of $154.9 million, up 130% from $67.4 million in the prior corresponding period.

•	Mine EBITDA increased by 141% to $330.4 million, from $136.8 million in the six months to June 30, 2008.

•	A one-off charge of $409.1 million, after-tax, associated with the write down of the Ballarat assets, reduced net profit after tax to a loss of $300.9 million, compared with a profit of $36.5 million in the six months to June 30, 2008.

•	Operating cash flow of $258.9 million, up 528% from $41.2 million in the prior June half.

•	Total cash costs down 20% compared with the prior June half, at $350/oz.

•	$340.9 million equity raising successfully completed in the half year. Very strong balance sheet with net cash of $488.8 million at June 30, up $424.1 million in the half, and no debt.

•	Former Equigold gold hedge book closed during the half year, leaving LGL with no gold hedging.

•	Measured & Indicated Resources at Lihir Island increased 31% to 43 million ounces. Inferred Resources increased 62% to 5.5 million ounces.

•	Measured & Indicated Resources in Côte d’Ivoire increased 22% to 1.7 million ounces. Inferred Resources lifted 28% to 784,000 ounces.

•	12 million man-hours without a lost-time injury achieved at Lihir Island operations.

Outlook

•	Group production guidance maintained at 1-1.2 million ounces for the full year.

•	Total cash costs per ounce for the full year expected to be below $400/oz.

•	Profit after tax before non-cash hedging losses and non-recurring items.
Report for the Half-year Ended 30 June 2009     Page 1 of 18

Managing Director’s Review
Record gold production, strong gold prices and reduced unit costs have enabled Lihir Gold Ltd (LGL) to report a record underlying profit of $154.9 million for the 6 months to June 2009, up 130% compared with the prior corresponding period. Underlying profit was up 33% compared with the six months to December 2008.
The strong results reflect a continued outstanding performance at the cornerstone asset of Lihir Island in PNG, which produced a record 466,000 ounces for the half year. It also confirmed the benefits of the Equigold acquisition completed in June of 2008, with the former Equigold assets of Mt Rawdon in Queensland and Bonikro in Côte d’lvoire contributing 138,000 ounces to production for the period. The acquisition has now established LGL as a diversified gold producer with quality assets in three countries and strong growth opportunities in development.
At the Ballarat project in Victoria, a fundamental review concluded that it would not achieve desired production and cost outcomes due to the fragmented nature of the ore body. Consequently a decision was taken to divest the Ballarat operations. Unable at this time to establish a fair value at arm’s length, the Board has determined it is most appropriate to write-down fully the carrying value of the net assets of Ballarat and to embark on the divestment. The sale is expected to be completed by early 2010. The financial results therefore include an impairment charge of $409 million after tax associated with the write-down of the Ballarat net assets, taking the statutory result to a loss of $300.9 million after tax.
The Ballarat outcome has certainly been a disappointment for the company and for shareholders. But despite this set back, LGL remains financially sound, with great assets and excellent growth potential. The financial re-engineering of the company which has been achieved over the last few years has positioned us well for the future, with no gold hedging and no debt.
At Lihir Island, the many improvements that have been implemented over the past four years have transformed the operation, delivering higher and more reliable production, and significant cost benefits. The Equigold acquisition has proven to be an excellent transaction for LGL, bringing immediate diversification gains, strong cashflows and exceptional exploration upside.
The increase in Mineral Resources announced in conjunction with the financial results today confirms the value of the various investments we are making for the future. At Lihir Island, Measured and Indicated Resources have been lifted by 31% to 43 million ounces, and Inferred Resources have increased 62% to 5.5 million ounces. This great outcome is partly due to the impact of the Million Ounce Plant Upgrade project now under way, which dramatically improves the economics of the operation, while simultaneously increasing plant reliability and consistency. The resources upgrade also includes the very positive results of our drilling program in the Link Zone between the Lienetz and Kapit pits.
In Côte d’lvoire, LGL has lifted Measured and Indicated Resources by 22% to 1.7 million ounces, and has commenced a pre-feasibility study to investigate the potential to develop a new deposit at Hiré, which will potentially increase production from the Bonikro process plant and extend the life of the operation.
So LGL is performing well, and the profit performance we have released today confirms the underlying financial strength of the company.
        Financial Results Overview
The key features of the financial results were as follows:
•	Total revenue for the half-year rose by 97% to a record $564.1 million due to increased gold sales.

•	Cost of sales, before depreciation and amortisation, totalled $233.7 million, up 56% on the half-year to June 2008. The increase reflected higher throughput, production and sales volumes. On a unit cost basis, costs declined significantly to reflect the increased scale benefits. Gross cash costs per ounce fell 35% to $421/oz and total cash costs by 20% to $350/oz, confirming LGL’s position at the lower end of the global cash cost curve.

•	Mine EBITDA improved strongly for the half year, rising 141% to $330.4 million. This increase reflected the strong improvement in operational performance at Lihir Island and the contributions of the newly acquired operations.

•	A hedging loss of $66.6 million was recorded in the half, including $58.9 million non-cash, mainly accounting for hedge contracts which had previously been closed out. During the half year, the company closed out the remaining hedge contracts that had been put in place by Equigold prior to its acquisition by LGL, leaving the company unhedged and well placed to benefit from increases in the gold price.

•	As described above, an impairment charge related to the Ballarat operations reduced the statutory result to a loss of $300.9 million for the half year.

•	Cash generated from operations increased 528% to $258.9 million. Net cash on the balance sheet rose to $488.8 million at June 30, due mainly to a combination of increased cashflows from operations, and the successful completion of a $340.9 million equity raising (net of costs) in the half.
Outlook
The outlook for the remainder of 2009 is for continued solid production from our three producing mines, taking full year production to between 1.0 and 1.2 million ounces.
At Lihir Island, total material movements for the full year are expected to be approximately 55 million tonnes with autoclave feed expected to total around 4.6 — 4.8 million tonnes at grades of 6.0 to 6.3g/t. This will lead to production of between 770,000 and 840,000 ounces for the year. As previously advised, routine scheduled maintenance in the third quarter will reduce production in the quarter to approximately 150,000-160,000 ounces.
Bonikro is expected to contribute approximately 130,000-160,000 ounces in its first full year of production, following 84,000 ounces in the first half.
Mt Rawdon is expected to continue its reliable and consistent performance to deliver around 90,000 -100,000 oz for the year.
At Ballarat, production is forecast to be approximately 20,000 ounces in 2009 as available ore is processed. Underground development has been significantly curtailed since July.
Total cash costs for the group are expected to be well below $400 per ounce for the full year, as the cost base benefits from substantially reduced oil and diesel prices, offset slightly by a strengthening Australian dollar.
LGL is now firmly established as a global gold producer with growing production and exciting exploration opportunities. I look forward to reporting further good progress in the coming months.

ARTHUR HOOD Managing Director
Report for the Half-year Ended 30 June 2009     Page 3 of 18

Financial Statements
INCOME STATEMENT

	Half year	Half year	Half year	Half year	Half year
	ended	ended	ended	Jun 09	Jun 09
	30 June 2009	31 Dec 2008	30 June 2008	v Dec 08	v Jun 08
	US$m	US$m	US$m	(%)	(%)
		*Restated
Revenue
Gold sales	562.1	467.7	282.0	20	99
CER certificate credits	0.6	0.0	4.5	3,080	(87)
Other revenue	1.4	1.2	0.2	19	556

Total revenue	564.1	468.9	286.7	20	97

Cash cost of sales
Operating costs	(261.5)	(259.3)	(203.8)	1	28
Royalties, levies & production taxes	(12.7)	(10.9)	(6.8)	17	87
Deferred mining costs (cash)	20.5	12.1	22.4	69	(8)
Changes in inventories (cash)	21.1	39.3	42.2	(46)	(50)
Foreign exchange loss	(1.1)	2.1	(3.9)	(150)	(73)

Total cash cost of sales	(233.7)	(216.7)	(149.9)	8	56

Mine EBITDA	330.4	252.2	136.8	31	141

Non-cash cost of sales
Depreciation & amortisation	(56.4)	(47.0)	(28.9)	20	95
Amortisation of mineral reserves	(32.9)	(22.3)	—	48	n/a
Deferred mining costs — (non-cash)	3.2	2.4	3.1	33	4
Changes in inventories — (non-cash)	5.4	6.8	5.7	(22)	(6)

Total non-cash cost of sales	(80.7)	(60.1)	(20.1)	34	301

Gross profit from mining activities	249.7	192.1	116.7	30	114

Corporate expense	(18.7)	(18.3)	(13.6)	2	37
Project studies	(0.2)	(0.4)	(2.2)	(39)	(89)
Exploration expense	(8.6)	(4.3)	(4.2)	99	105

Operating profit before other income/(expense)	222.2	169.1	96.7	31	130

Hedging loss	(66.6)	(31.9)	(43.6)	109	53

Other income/(expense)
Other income	4.0	0.1	0.2	6,971	1,552
Fixed asset disposal loss	(4.1)	(27.6)	(0.5)	(85)	711
Impairment expense	(549.9)	(3.2)	—	17,194	n/a

Total other income / (expense)	(550.0)	(30.7)	(0.3)	1,689	209,706

Financial income / (expenses)	5.4	4.4	2.8	23	94

Profit / (loss) before tax	(389.0)	110.9	55.6	(451)	(800)

Income tax benefit / (expense)	88.2	(36.6)	(19.1)	(341)	(563)

Net Profit / (loss) after tax	(300.8)	74.3	36.5	(505)	(923)

Profit attributable to minority interests	0.1	(0.3)	0.0	(157)	594

Profit / (loss) attributable to equity holders of the Company	(300.9)	74.5	36.5	(504)	(924)

Profit / (loss) attributable to equity holders of the Company	(300.9)	74.5	36.5	(504)	(924)
Non cash hedging loss (after tax)	41.2	20.7	30.5	99	35
Ballarat impairment (after tax)	409.1
Non recurring expense (after tax)	5.5	21.6	0.4	(74)	1,456

Underlying Profit/ (loss) after tax	154.9	116.7	67.4	33	130

*	Restated for finalisation of the Equigold merger purchase price allocation and to adjust cash/non cash hedge losses.

Discussion and Analysis of the Income Statement
REVENUE
Total revenue for the half-year rose by 97% to a record $564.1 million, driven by increased gold sales, which were up 99% to 614,000 ounces. Spot gold prices increased slightly to $916/oz. Silver sales and carbon credits added $2 million to revenue.
Revenue

						Change	Change
			First	Second	First	1H 2009	1H 2009
			Half	Half	Half	From	From
			2009	2008	2008	2H 2008	1H 2008
						%	%
Lihir
	Gold sold	oz	465,396	465,272	300,212	0	55
	Price - spot	$/oz	916	835	912	10	0

Ballarat
	Gold sold	oz	9,917	7,004	1,392	42	612
	Price - spot	$/oz	886	816	930	9	(5)

Mt Rawdon
	Gold sold	oz	53,943	50,558	4,941	7	992
	Price - spot	$/oz	915	827	975	11	(6)

Kirkalocka
	Gold sold	oz		10,487	2,198	n/a	n/a
	Price - spot	$/oz		911	983	n/a	n/a

Bonikro
	Gold sold	oz	84,354	26,863		214	n/a
	Price - spot	$/oz	919	798		15	n/a

Total
	Gold sold	oz	613,610	560,184	308,743	10	99
	Price - spot	$/oz	916	834	914	10	0
	Price realised	$/oz	892	815	909	9	(2)
Report for the Half- Year Ended 30 June 2009       Page 5 of 18

COST OF SALES
Total cash cost of sales increased by 56% to $233.7 million compared with the prior June half, due primarily to the addition of the former Equigold operations for the period. These added approximately $55 million to cost of sales in the six months to June 09. Cash cost of sales were also higher due to reduced cost deferrals associated with movements in stockpiles and other inventories at Lihir Island in the period.
At Lihir Island, gross cash costs, prior to cost deferrals, totalled $192.7 million for the half year to June, which was down 3% from the prior June half, and 13% lower than the immediately preceding December half. The reduction in absolute costs is partly attributable to lower diesel prices and favourable exchange rate movements in the period.

						Change	Change
			First	Second	First	1H 2009	1H 2009
			Half	Half	Half	From	From
			2009	2008	2008	2H 2008	1H 2008
						%	%

Lihir Island
	Mining expenses	$m	72.6	85.6	87.0	(15)	(17)
	Processing expenses	$m	34.8	42.0	42.0	(17)	(17)
	Power generation costs	$m	18.2	27.4	18.1	(34)	0

	Site G&A, royalties, refining	$m	67.7	66.0	57.0	3	19
	CER’s & silver credits	$m	(0.6)	(0.2)	(4.5)	234	(86)

	Gross cash costs	$m	192.7	220.8	199.7	(13)	(3)

	Gross cash costs	$/oz	413	477	648	(13)	(36)
	Total cash costs	$/oz	323	385	437	(16)	(26)

Mount Rawdon
	Mining expenses	$m	9.8	10.3		(5)	n/a
	Processing expenses	$m	9.0	7.9		15	n/a

	Power generation costs	$m	1.9	2.1		(8)	n/a
	Site G&A, royalties, refining	$m	2.3	1.7		39	n/a
	Silver credits	$m	(1.2)	(1.0)		21	n/a

	Gross cash costs	$m	21.9	21.0	23.2	5	(5)

	Gross cash cost	$/oz	403	429	432	(6)	(7)
	Total cash costs	$/oz	367	394	426	(7)	(14)

Bonikro
	Mining expenses	$m	10.6	n/a	n/a	n/a	n/a
	Processing expenses	$m	10.9	n/a	n/a	n/a	n/a
	Power generation costs	$m	1.4	n/a	n/a	n/a	n/a
	Site G&A, royalties, refining	$m	8.3	n/a	n/a	n/a	n/a
	Silver credits	$m	(0.1)	n/a	n/a	n/a	n/a

	Gross cash costs	$m	31.1	11.0		183	n/a

	Gross cash cost	$/oz	372	300	n/a	24	n/a
	Total cash costs	$/oz	391	307	n/a	27	n/a

Kirkalocka
	Gross cash costs	$m	n/a	2.4	9.2	n/a	n/a
	Total cash costs	$m	n/a	2.4	9.0	n/a	n/a

	Gross cash cost	$/oz	n/a	306	405	n/a	n/a
	Total cash costs	$/oz	n/a	306	398	n/a	n/a

Total
	Gross cash cost	$/oz	421	458	648	(12)	(35)
	Total cash costs	$/oz	350	379	437	(9)	(20)

DEPRECIATION AND AMORTISATION
Depreciation and amortisation increased to $56.4 million for the half year, compared with $28.9 million in the June half of 2008, due to increased throughputs and higher gold production at Lihir Island, as well as the additional depreciation of the Mt Rawdon and Bonikro assets.
Depreciation and amortisation of mineral reserves of $32.9 million is related to the amortisation of the Mineral Reserves acquired with Equigold. The total cost of the acquired assets has been finalised at $761.7million, including $544.3 million in Mineral Reserves and Resources.
CORPORATE EXPENSES
Corporate office expenses have increased with the continued growth and expansion of the Company’s operations, particularly through the acquisition of Equigold which has added a corporate office in Abidjan and additional staffing requirements in the Brisbane corporate office.
EXPLORATION
Exploration expense of $8.6 million includes $4.5 million in Côte d’Ivoire, $1.6 million at Lihir Island, and the balance at Ballarat. Significant exploration costs in Côte d’Ivoire are now being capitalised in areas where substantial resources have been identified.
HEDGING LOSS
During the half year, the acquired Equigold hedge book was closed out. A total of 85,119 ounces was closed out in June 2009. This included 4,452 ounces by way of pre-delivery and a further 80,667 ounces by purchase of gold. For the period 1 January 2009 to the time of close out, 30,678 ounces were delivered into the hedges.
The close out of the Equigold hedge book followed the closure of the LGL hedge book in April 2007, in accordance with the company’s policy of not hedging gold production.
Although the LGL and Equigold hedge books have been closed out, hedge accounting requires the profit or loss on those hedge contracts to be brought to account at the original designation dates.

Report for the Half-Year Ended 30 June 2009     Page 7 of 18

The strong half year results reflect a continued outstanding performance at Lihir Island and confirm the benefits of the Equigold acquisition.
HEDGING LOSS CONTINUED
Accordingly, the total hedging loss of $66.6 million includes $58.9 million of pre-tax non-cash hedging losses. Future periods will continue to report non-cash hedging losses in line with the original designation dates of the closed hedges. The Equigold hedge losses represent the cumulative difference between the spot price of gold at the time of close out and the spot price at the time of the merger of A$939/oz.
The hedging loss in the June half includes a cash component of $7.7 million, which relates to the acquired Equigold hedges pre close-out, that have been delivered into during the current period.
The following table provides a summary of the non-cash hedging losses to be booked in future periods relating to the previous Lihir and Equigold hedge books closed out:

			Net post-tax
	Gross pre-		non-cash
	tax non-cash		hedging
Designation	hedging loss	Tax effect	loss
period	$m	$m	$m
2009 – H2	52.1	(15.3)	36.8
2010 – H1	45.6	(13.4)	32.2
2010 – H2	43.2	(12.8)	30.4
2011 – H1	41.3	(12.3)	29.0
2011 – H2	2.9	(0.9)	2.0
2012 – H1	2.9	(0.8)	2.1
2012 – H2	2.9	(0.9)	2.0
2013 – H1	3.0	(0.9)	2.1
2013 – H2	3.0	(0.9)	2.1

	196.9	(58.2)	138.7

IMPAIRMENT EXPENSE
The financial results include an impairment charge of $549.9 million before tax. This was primarily due to a write down of the Ballarat assets to a nil value, which was a charge of $546 million before tax, including $31 million in goodwill. The tax effect of this impairment charge is $137 million giving rise to a total impairment charge net of tax of $409 million for Ballarat.
INCOME TAX BENEFIT
Income tax for the half year was a benefit of $88.2 million.

The effective income tax rate was higher than the statutory rate reflecting the impact of certain non-deductible employee related benefits and exploration expenditure partly offset by the zero tax rate applicable for the Consolidated Entity’s Côte d’Ivoire operating entity that is currently enjoying a tax holiday. Goodwill impaired in respect of Ballarat was not tax effected.
As a result of the impairment of the Ballarat operation a review of the probability of recoverability of the Consolidated Entity’s Australian tax losses was conducted; deferred tax assets amounting to $18 million in respect of Australian tax losses have not been recognised for accounting purposes. The losses continue to be available for tax purposes and recoverability of Australian tax losses will continue to be assessed each balance date.
No cash tax was paid in the period. On current forecasts LGL expects to become liable to pay tax in 2011 in PNG. In Australia, current forecasts indicate that LGL will not be liable for tax in the medium to long term.

Report for the Half-Year Ended 30 June 2009     Page 9 of 18

Statement of Financial Position
HALF YEAR ENDED 30 JUNE 2009

	As at 30 June	As at 31 Dec
	2009	2008
		*Restated
ASSETS

Current assets
Cash and cash equivalents	488.8	64.7
Receivables	19.6	21.0
Inventories	143.4	139.1
Derivative financial instruments	4.3	0.4

Other assets	15.6	5.1

Total current assets	671.7	230.3

Non-current assets
Receivables	0.2	0.4
Inventories	278.3	255.0
Derivative financial instruments	0.8	0.3
Deferred mining costs	282.6	257.0
Property, plant & equipment	1,739.2	2,103.9
Intangible assets	351.3	419.3
Available for sale financial asset	7.2	2.3
Deferred income tax asset	56.2	31.6

Total non-current assets	2,715.8	3,069.8

Total assets	3,387.5	3,300.1

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	83.9	102.1
Provisions	19.7	18.5
Borrowings and finance facilities	0.4	0.3
Derivative financial instruments	—	33.5
Deferred settlement payable	—	10.8

Total current liabilities	104.0	165.2

Non-current liabilities
Provisions	47.3	37.5
Borrowings and finance facilities	0.1	0.2
Derivative financial instruments	—	18.9
Deferred income tax liability	104.7	142.4

Total non-current liabilities	152.1	199.0

Total liabilities	256.1	364.2

NET ASSETS	3,131.4	2,935.9

EQUITY
Share capital	3,420.9	3,080.0
Reserves	(150.5)	(305.8)

Retained earnings	(171.0)	129.8

Total equity attributable to equity holders of the company	3,099.4	2,904.0
Minority interests	32.0	31.9

TOTAL EQUITY	3,131.4	2,935.9

*	Restated for finalisation of the Equigold NL purchase price allocation

DISCUSSION AND ANALYSIS OF
THE STATEMENT OF FINANCIAL POSITION
The Consolidated Entity’s net assets increased by 7% during the half to $3.1 billion. This was predominantly due to the recent equity raising and the strong cashflows from operations, offset by the impairment provision raised against the Ballarat assets.
LGL’s net assets increased by 7.1% during the half to $3.1 billion.

Report for the Half-Year Ended 30 June 2009      Page 11 of 18

Statement of Cash Flows

	Half year	Half year	Half year
	ended	ended	ended	Half year	Half year
	30 June	31 Dec	30 June	Jun 09 v	Jun 09 v Jun
	2009	2008	2008	Dec 08	08
	US$m	US$m	US$m	(%)	(%)
Cash flows from operating activities
Receipts from customers	546.8	462.6	285.1	18	92
Payments arising from suppliers & employees	(287.9)	(295.8)	(243.9)	(3)	18

Cash generated from operations	258.9	166.8	41.2	55	528

Insurance recoveries	1.4	—	—	n/a	n/a
Purchase of gold to close out hedge book	(37.9)	—	—	n/a	n/a
Interest and finance charges	(0.2)	(0.1)	(0.1)	43	108
Income tax refund received		4.6	—	(100)	n/a

Net cash flow from operating activities	222.2	171.3	41.1	30	441

Cash flows from investing activities
Interest received	1.0	0.7	2.8	45	(64)
Purchase of property, plant and equipment	(137.9)	(160.3)	(117.6)	(14)	17
Interest and finance charges capitalised		(2.9)		(100)	n/a
Proceeds on disposal of property, plant & equipment		(9.6)	9.8	(100)	(100)
Acquisition of subsidiary net of cash acquired	(0.4)	9.1	—	(104)	n/a
Payments for acquisition of minority interests	(10.8)	(2.8)		280	n/a

Net cash flow from investing activities	(148.1)	(165.9)	(105.0)	(11)	41

Cash flows from financing activities
Repayment of secured debt		(0.2)	(0.2)	(100)	(100)
Proceeds of equity issue	348.5	—	—	n/a	n/a
Underwriting expenses	(7.6)	—	—	n/a	n/a
Advance to subsidiaries pre aquisition		—	(49.7)	n/a	(100)
Payment for treasury shares		(0.9)	—	(100)	n/a

Net cash flow from financing activities	340.9	(1.1)	(49.9)	(30,537)	(783)

Net increase / (decrease) in cash held	415.0	4.3	(113.8)	9,541	(465)
Cash and cash equivalents at the beginning of year	64.7	63.0	174.2	3	(63)
Effects of exchange rates to changes in cash held	9.1	(2.6)	2.6	(446)	246

Cash and cash equivalents at end of period	488.8	64.7	63.0	655	676
DISCUSSION AND ANALYSIS OF THE STATEMENT OF CASH FLOWS
Cash generated from operations increased to a record $258.9 million during the half year, due to record gold revenues and reducing costs. The decision to close out the remnant of the Equigold hedge book resulted in a cash outlay of $37.9 million to purchase gold to execute the close-out.
Cash outlays associated with property, plant and equipment in the six months totalled $137.9 million.
The major areas of capital expenditure during the half-year included:
•	Lihir Island sustaining capital and Million Ounce Plant Upgrade — $78 million
•	Ballarat — $31 million; and
•	Côte d’Ivoire — $26 million.
The equity issue during the half led to cash inflows of $341 million. At the end of the period cash at hand totalled $488.8 million.

Other Information
PRODUCTION DATA

						Change	Change
			First	Second	First	1H 2009	1H 2009
			Half	Half	Half	From	From
			2009	2008	2008	2H 2008	1H 2008
						%	%

Lihir Island

Mining
	Material moved	kt	23,236	25,085	25,575	(7)	(9)
	High grade ore mined	kt	3,031	3,899	2,282	(22)	33
	Economic grade ore mined	kt	2,566	4,093	4,243	(37)	(40)

Processing	Ore milled	kt	3,152	3,263	2,891	(3)	9
	Autoclave feed	kt	2,404	2,561	2,242	(6)	7
	Autoclave grade	g Au/t	6.95	6.57	5.05	6	38
	Recovery	%	82.7	83.1	81.5	(0)	1
	Gold poured	oz	466,147	463,237	308,219	1	51
	Processing expenses	$m	9.0	7.9		15	n/a

Mount Rawdon

Mining	Material moved	kt	5,301	5,292	4,734	0	12
	Ore mined	kt	1,602	1,750	1,752	(8)	(9)

Processing	Ore milled	kt	1,656	1,701	1,759	(3)	(6)
	Grade	g/t	1.14	0.97	1.08	17	6
	Recovery	%	90.2%	90.1%	89.5%	0	1
	Gold poured	oz	54,452	48,808	53,607	12	2
	Attributable to LGL	oz	54,452	48,808	4,784	12	n/a
	Silver poured	oz	87,731	75,903	87,518	16	0
	Attributable to LGL	oz	87,731	75,903	6,888	16	n/a
	Silver credits	$m	(0.1)	n/a	n/a	n/a	n/a

Bonikro

Mining	Material moved	kbcm	2,386	2,670	2,126	(11)	12
	Ore mined	kt	1,093	967	540	13	102

Processing	Ore milled	kt	1,104	635	n/a	74	n/a
	Grade	g/t	2.37	2.19	n/a	8	n/a
	Recovery	%	94.8%	90.0%	n/a	5	n/a
	Gold poured	oz	83,707	36,735	n/a	128	n/a

Ballarat
	Gold poured	oz	7,716	9,089	1,277	15	504

Kirkalocka

Processing	Ore milled	kt	n/a	150	736	n/a	n/a
	Grade	g/t	n/a	1.26	1.08	n/a	n/a
	Recovery	%	n/a	89.0%	91.8%	n/a	n/a
	Gold poured	oz	n/a	7,726	22,748	n/a	n/a
	Attributable to LGL	oz	n/a	7,726	1,716	n/a	n/a

Total
	Gold poured	oz	612,022	565,595	315,996	8	94
Report for the Half-Year Ended 30 June 2009     Page 13 of 18

Appendix
In Situ Resources

Lihir Island	August 2009			December 31, 2008
	Tonnes	Average grade	Contained	Tonnes	Average grade	Contained
	(mt)	(Au g/t)	ounces (mozs)	(mt)	(Au g/t)	ounces (mozs)

Measured	59.4	2.48	4.7	59.4	2.48	4.7
Indicated	494	2.41	38.3	324.7	2.71	28.2
TOTAL			43.0			32.9
Inferred	87.3	1.95	5.5	46.4	2.30	3.4
1)	August 2009 update cut-off grade of 1.0 g/t. December 2008 cut-off grade of 1.20 g/t. Rounding, conforming to the JORC Code, may cause some computational discrepancies.

2)	Stated resources numbers have not been adjusted to account for mining depletion during the period from December 2008 to August 2009.

3)	The number of contained ounces does not indicate the ounces that will be ultimately recovered. The resources ultimately recovered and available for sale depends on whether, and to the degree which, mineral resources are converted to ore reserves.

In Situ Resources

Côte d’Ivoire	August 2009			December 31, 2008
		Average	Contained		Average	Contained
	Tonnes	grade	ounces		grade	ounces
	(kt)	(Au g/t)	(kozs)	Tonnes (kt)	(Au g/t)	(kozs)

HIRÉ

Akissi-so
Indicated	3248	3.4	352	3248	3.4	352
Inferred	512	3.1	50	512	3.1	50

Assondji-so
Indicated	797	3.5	90
Inferred	219	3.2	22	1044	2.9	98

Agbalé
Inferred	1324	2.7	115			0

Chappelle
Inferred	3636	2.2	263			0

OUMÉ

Dougbafla East
Indicated	5148	1.3	217
Inferred	407	1.2	15	2638	1.8	150

Bonikro
Measured	7039	1.8	412	7039	1.8	412
Indicated	11540	1.7	635	11540	1.7	635
Inferred	6000	1.6	318	6000	1.6	318

TOTAL

Measured and Indicated	27772	1.9	1706	21827	2.0	1399

Inferred	10774	2.0	784	10194	1.9	616
1)	Bonikro resources have not been adjusted to account for depletion during mining in 2009.

2)	As at December 31, LGL’s interest is 90% of Bonikro, and 98% of the other exploration assets listed.

3)	A cut-off grade of 0.5 g/t has been applied for calculation of Resources at Assondji So, Chappelle, Agbale and Dougbafla East, compared with 0.7 g/t previously. Bonikro cutoff grade is 0.6 g/t, Akissi So cut-off grade remains unchanged at 0.7 g/t.

4)	The number of contained ounces does not indicate the ounces that will be ultimately recovered. The ounces ultimately recovered and available for sale depends on whether, and to the degree which, mineral resources are converted to reserves
Report for the Half-Year Ended 30 June 2009     Page 15 of 18

Further Information
CONTACT FOR INVESTOR INFORMATION
Joe Dowling
GM Corporate Affairs
Tel: +61 7 3318 3308
Mobile: +61 421 587 755
Email: joe.dowling@lglgold.com
Joel Forwood
Manager Investor Relations
Tel: +61 7 3318 3331
Mobile: +61 438 576 879
Email: joel.forwood@lglgold.com
Web site: www.LGLgold.com
SHAREHOLDER ENQUIRIES
Queries related to share registry matters
should be directed to:
Computershare Investor Services
Level 19, 307 Queen Street
Brisbane, Queensland 4000 Australia
Tel: 1300 552 270 or +61 7 3237 2100
Fax: +61 7 3237 2152
Web site: www.computershare.com
Email: web.queries@computershare.com.au
ADR DEPOSITARY
The Bank of New York
Depositary Receipts Divison
101 Barclay St, 22nd Floor
New York, New York 10286 USA
Tel:+1 212 815 3700
Fax:+1 212 571 3050
Web site: www.adrbny.com
PRINCIPAL OFFICE
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
CORPORATE OFFICE
Level 9, 500 Queen Street
Brisbane, Queensland 4000 Australia
STOCK EXCHANGE LISTINGS
Australian Securities Exchange (LGL)
NASDAQ National Market (LIHR)
Port Moresby Stock Exchange (LGL)
Toronto Stock Exchange (LGG)
ISSUED CAPITAL
The current ordinary issued capital of the company is:
•	2,368,729,935 listed ordinary shares (including 1,046,662 restricted executive shares)

•	161,527,405 class B shares
DIRECTORS
Ross Garnaut — Chairman
Arthur Hood — Managing Director
Bruce Brook
Peter Cassidy
Mike Etheridge
Winifred Kamit
Geoff Loudon
Alister Maitland
GROUP SECRETARY
Stuart MacKenzie

Forward Looking Statements
This document may contain certain forward-looking statements, including but not limited to (i) estimated reserves, (ii) anticipated production profiles and characteristics, (iii) expected capital requirements, (iv) forecast cost profiles or (iv) plans, strategies and objectives of management. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Lihir Gold Limited (“LGL”), which may cause actual results to differ materially from those contained in this announcement. Important factors that could cause actual results to materially differ from the forward looking statements in this presentation include but are not limited to the market price of gold, anticipated ore grades, tonnage, recovery rates, production and equipment operating costs, the impact of foreign currency exchange rates on cost inputs and the activities of governmental authorities in Papua New Guinea and elsewhere, as set forth more fully under the caption “Risk Factors” in LGL’s most recent Annual Report on Form 20-F, which has been filed with the US Securities and Exchange Commission (“SEC”).
Gold reserve and resource estimates are expressions of judgement based on knowledge, experience and industry practice, and may require revision based on actual production experience. Such estimates are necessarily imprecise and depend to some extent on statistical inferences and other assumptions, such as gold prices, cut-off grades and operating costs, which may prove to be inaccurate. LGL’s wholly owned subsidiary Ballarat Goldfields Pty Ltd does not have any ore reserves and the level of its estimated mineral resources and exploration potential are necessarily imprecise and may prove to be inaccurate. Accordingly, no assurance can be given that the indicated amount of gold will be recovered or at the rates estimated.
LGL can therefore give no assurances that any of the estimates, production profiles, capital, cost profiles and plans will not materially differ from the statements contained in this release and their inclusion in this document should not be regarded as a representation by any person that they will be achieved.
The foregoing material is a presentation of general background information about LGL’s activities as of the date of the presentation. It is information given in a summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.
Some of the information contained in this document includes certain un-audited non-GAAP (where GAAP means “generally accepted accounting principles”) measures, such as “cash costs”. Such unaudited non-GAAP measures are intended to provide information about the cash generating capacity and performance of LGL’s mining operations. In particular, cash costs is a measure that is used in the gold mining industry and was developed in conjunction with gold mining companies associated with the Gold Institute in an effort to provide a level of comparability. However, LGL’s measures may not be comparable to similarly titled measures of other companies.
Management uses this measure for the same purpose when monitoring and evaluating the performance of LGL. This information differs from measures of performance determined in accordance with GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with GAAP.
LGL Competent Person Statement
The information in this report that relates to Exploration Results and Mineral Resources at Lihir, Côte d’lvoire, and Mt Rawdon is based on information compiled by Mr Roy Kidd.
Mr Kidd is a member of the Australian Institute of Geoscientists and is a full time employee of Lihir Services Australia Pty Ltd (LSA) in the role of Principal Geologist. LSA provides services to LGL pursuant to a Managed Services Agreement. Roy Kidd has sufficient experience which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Roy Kidd consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.

Report for the Half-Year Ended 30 June 2009     Page 17 of 18

The information in this report that relates to Ore Reserves at Lihir Island is based on information compiled by Mr David Grigg.
David Grigg is employed by Lihir Gold Limited in the role of Superintendent Mine Planning for the company. David Grigg has sufficient experience, which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Mineral Resources and Ore Reserves”. David Grigg consents to the inclusion in the report of the matters based on their information in the form and context in which it appears.
The information in this report that relates to Ore Reserves for the Bonikro and Mt Rawdon projects was compiled by Mr Morgan Hart.
Mr Hart is a member of The Australian Institute of Mining and Metallurgy and was a full time employee of Equigold NL at the time Resource Estimates were made. Mr Hart has sufficient experience, which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Morgan Hart consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.
The information in this report that relates to Exploration Results and Mineral Resources for the Ballarat project was compiled by Mr Brad Cox.
Brad Cox is a member of The Australian Institute of Mining and Metallurgy and is a full time employee of Lihir Services Australia Pty Ltd (LSA) in the role of Group Resource Geologist. LSA provides services to LGL pursuant to a Managed Services Agreement. Mr Cox has sufficient experience, which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Brad Cox consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.
Note to U.S. Investors
Cautionary Note to U.S. Investors —The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. LGL uses certain terms on this website, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in LGL’s most recent Form 20-F, which may be secured from LGL, or from the SEC’s website at www.sec. gov/edgar.shtml.
Note to Canadian Investors
Canadian Investors — for further information in relation to the calculation of reserves and resources with respect to LGL’s Lihir operation, please refer to the Lihir Gold Limited (TSX:LGG) Technical Report (Nl 43-101) dated 18 September 2007 available on SEDAR (www.sedar.com).